J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Piper Sandler & Co.

345 Park Avenue, Suite 1200

New York, New York 10154

Stifel, Nicolaus & Company, Incorporated

One South Street, 15th Floor

Baltimore, Maryland 21202

March 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Tim Buchmiller

Re:	Nurix Therapeutics, Inc.

Registration Statement on Form S-1 (Registration No. 333-253783)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of Nurix Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-253783) so that it becomes effective as of 4:30 PM, Washington, D.C. time, on March 4, 2021, or as soon as practicable thereafter, or at such other time thereafter as the Company or its outside counsel, Fenwick & West LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each other participating underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC PIPER SANDLER & CO. STIFEL, NICOLAUS & COMPANY, INCORPORATED As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad E. Huber
	Name:	Chad E. Huber
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director

[Signature Page - Underwriters’ Acceleration Request]